FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
US supply agreement for additional AZD7442 doses

16 March 2021 07:00 GMT

AstraZeneca to supply the US with up to half a million additional doses of the potential COVID-19 antibody treatment AZD7442

Agreement builds on an earlier announcement that included
support for the clinical development and supply of the treatment

AstraZeneca has modified an existing agreement with the US Government to supply up to 500,000 additional doses of AZD7442, a long-acting antibody (LAAB) combination which is in late-stage development for the prevention and treatment of COVID-19.

Today's agreement with the Department of Health and Human Services (HHS) and the Department of Defense (DoD) builds on an agreement from October 2020 for the support of the late-stage development of AZD7442 and for the supply of an initial 100,000 doses of the LAAB combination. It included the option to acquire additional doses in 2021. The Company also has a separate agreement to supply the DoD with 100,000 doses, bringing potential US supplies of AZD7442 to 700,000 in 2021.

Pascal Soriot, Chief Executive Officer, said: "The long-acting antibody combination has the potential to offer almost immediate protection to those who are not able to be vaccinated, to both prevent infection or treat the disease in patients already infected with the virus. The US Government's support is critical in helping accelerate the development of AZD7442, which we believe will be an important tool in the fight against COVID-19."

AZD7442 is currently being evaluated for the prevention and treatment of COVID-19 in late-stage trials in more than 9,000 participants around the world. The two-LAAB combination has been engineered with AstraZeneca's proprietary half-life extension technology which triples the durability of its action compared to conventional antibodies. The combination of LAABs is also designed to reduce the risk of resistance developed by the SARS-CoV-2 virus and its variants.

Financial considerations
The value of the extended agreement is $205m and is contingent on AZD7442 receiving Food and Drug Administration Emergency Use Authorisation in post-exposure prophylaxis - the ability to prevent COVID-19 in people who have confirmed exposure to the SARS-CoV-2 virus. The Biomedical Advanced Research and Development Authority (BARDA), which is part of the HHS office of the Assistant Secretary for Preparedness and Response, worked with the DoD Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) and the Army Contracting Command to provide funding to purchase the additional doses. Together, the total value of current agreements with the US Government for the development and supply of AZD7442 in 2021 is about $726m. The extended agreement is not anticipated to impact the Company's financial guidance for 2021.

AZD7442
AZD7442 is a combination of two LAABs derived from convalescent patients after SARS-CoV-2 infection. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the human monoclonal antibodies were optimised by AstraZeneca with half-life extension and reduced Fc receptor binding. The half-life extension should afford six to 12 months of protection from COVID-19 following a single administration.1-4 The reduced Fc receptor binding aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.5

AZD7442 is currently being assessed in five late-stage prevention and treatment trials. The STORM CHASER7 Phase III trial is assessing the safety and efficacy of AZD7442 compared to placebo for the prevention of COVID-19 in about 1,125 participants after exposure to a specific identified individual with laboratory-confirmed SARS-COV-2 infection (post-exposure prophylaxis). PROVENT6 is a Phase III trial assessing the safety and efficacy of AZD7442 compared to placebo for the prevention of COVID-19 in approximately 5,000 adults who are at increased risk for SARS-CoV-2 infection due to living or work situations, or who are at increased risk of responding inadequately to vaccines, such as those with compromised immune systems.

TACKLE COVID-198 is an AstraZeneca-sponsored Phase III trial evaluating the safety and efficacy of AZD7442 compared to placebo in treating non-hospitalised patients with mild to moderate COVID-19. AZD7442 is also being studied as a potential treatment as part of the National Institute of Health's Phase II/III ACTIV-2 (outpatient) and ACTIV-3 (hospitalised) trials. All five trials are assessing intramuscular (IM) administration, with ACTIV-2 evaluating both IM and intravenous administration routes.

Data published in Nature in July 2020 showed that in pre-clinical experiments the LAABs were able to block the binding of the SARS-CoV-2 virus to host cells and protect against infection in cell and animal models of disease.9

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Robbie, G.J., et al., A novel investigational Fc-modified humanized monoclonal antibody, motavizumab-YTE, has an extended half-life in healthy adults. Antimicrob Agents Chemother, 2013. 57(12): p. 6147-53.
2. Griffin, M.P., et al., Safety, Tolerability, and Pharmacokinetics of MEDI8897, the Respiratory Syncytial Virus Prefusion F-Targeting Monoclonal Antibody with an Extended Half-Life, in Healthy Adults. Antimicrob Agents Chemother, 2017. 61(3).
3. Yu, X.Q., et al., Safety, Tolerability, and Pharmacokinetics of MEDI4893, an Investigational, Extended-Half-Life, Anti-Staphylococcus aureus Alpha-Toxin Human Monoclonal Antibody, in Healthy Adults. Antimicrob Agents Chemother, 2017. 61(1).
4. Domachowske, J.B., et al., Safety, Tolerability and Pharmacokinetics of MEDI8897, an Extended Half-life Single-dose Respiratory Syncytial Virus Prefusion F-targeting Monoclonal Antibody Administered as a Single Dose to Healthy Preterm Infants. Pediatr Infect Dis J, 2018. 37(9): p. 886-892.
5. Van Erp EA, Luytjes W, Ferwerda G and van Kasteren PB. Fc-Mediated Antibody Effector Functions During Respiratory Syncytial Virus Infection and Disease. Front. Immunol. 2019. https://doi.org/10.3389/fimmu.2019.00548.
6.ClinicalTrias.gov NCT04625725. https://clinicaltrials.gov/ct2/show/NCT04625725
7.ClinicalTrials.gov NCT04625972. https://clinicaltrials.gov/ct2/show/NCT04625972
8.ClinicalTrials.gov NCT04723394. https://clinicaltrials.gov/ct2/show/NCT04723394
9. Zost SJ et al. Potently neutralizing human antibodies that block SARS-CoV-2 receptor binding and protect animals. Nature. 2020. DOI: 10.1038/s41586-020-2548-6.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 March 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary